Filed by Archimedes Tech SPAC Partners Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: SoundHound, Inc.

Commission File No. 001-40193

SoundHound Inc. Appoints Zubin Irani as Chief Revenue Officer

Experienced hyper growth leader joins SoundHound's expanding executive team as the company’s voice AI platform reaches one billion queries in one year

Santa Clara, CA, January 5, 2022 - SoundHound Inc., a global leader in voice artificial intelligence, currently in the process of becoming a public company through its expected merger with Archimedes Tech SPAC Partners Co. (NASDAQ: ATSPT subunits, which consists of one share of common stock and 1/4 of a warrant), today announced the appointment of Zubin Irani as Chief Revenue Officer. Irani, an accomplished leader with two decades of organizational growth experience, joins SoundHound to further accelerate the company's global expansion and drive its hyper growth goals. Irani’s appointment follows a banner year for SoundHound as its voice AI platform doubled monthly queries, achieving over one billion queries in 2021.

The addition of Irani is a critical step in SoundHound’s evolution from a private company emphasizing category-defining technology innovation to a global leader of conversational intelligence for brands across a variety of industries. Irani’s appointment as CRO closely follows two other recent additions to the company's C-Suite—Nitesh Sharan as CFO and the promotion of Michael Zagorsek to COO.

Prior to joining SoundHound, Irani served as CEO of Cprime, Inc., a global technology firm and subsidiary of ALTEN, a world leader in engineering and technology consulting. During his 15-year tenure, Zubin was able to grow the company to more than 600 people through organic expansion and acquisitions and led a tenfold revenue increase of over $250 million.

"We're thrilled to welcome Zubin to our executive team. His experience as an agile organizational leader and his expertise in rapidly scaling organizations and revenue will help us to meet our goals as we enter the next phase of SoundHound's development," stated Keyvan Mohajer, SoundHound’s Co-Founder and CEO. "In addition to his success as a growth leader, Zubin nurtured the team at his former organization to create an award-winning 'Best Workplaces’ atmosphere—a value we share at SoundHound."

"This is an exciting time to be joining SoundHound—a company that has already proven its technology through global adoption from leading brands—and to have the opportunity to build on the huge momentum the company has already achieved," said Irani. "The combination of breakthrough technology and smart, passionate people provides the solid foundation needed to build a team and yield dramatic results in short order."

Before Cprime, Zubin served as DIRECTV's youngest Director in its eCommerce business unit. He was also previously a consultant for Deloitte Consulting. He earned his two MBAs concurrently from Columbia University and University of California, Berkeley.

About SoundHound Inc.

SoundHound Inc., a leading innovator of conversational intelligence, offers an independent voice AI platform that enables businesses across industries to deliver best-in-class conversational experiences to their customers. Built on proprietary Speech-to-Meaning® and Deep Meaning Understanding® technologies, SoundHound’s advanced voice AI platform provides exceptional speed and accuracy and enables humans to interact with products and services like they interact with each other—by speaking naturally. SoundHound is trusted by companies around the globe, including Hyundai, Mercedes-Benz, Pandora, Deutsche Telekom, Snap, VIZIO, KIA, and Stellantis. www.soundhound.com

In November, 2021, the company entered into a definitive merger agreement with Archimedes Tech SPAC Partners Co. (NASDAQ: ATSPU units, ATSPT subunits). If the transaction is consummated, the company expects to be publicly listed on Nasdaq under the symbol SOUN following the closing of the transaction.

About Archimedes Tech SPAC Partners Co.

About Archimedes Tech SPAC Partners Co. Archimedes Tech SPAC Partners Co. is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses in the artificial intelligence, cloud services, and automotive technology sectors.

Shares of Archimedes’ common stock are currently trading on the Nasdaq Capital Market as part of Archimedes' subunits under the symbol “ATSPT,” with each subunit consisting of one share of the Archimedes’ common stock and ¼ warrant. A holder will only be able to retain the ¼ warrant underlying the subunit if the holder elects to retain the subunit through the consummation of Archimedes and SoundHound's merger. The subunits will not separate into shares of common stock and warrants until the consummation of Archimedes and SoundHound's merger.

Important Information and Where to Find It

This press release refers to a proposed transaction between Archimedes Tech SPAC Partners Co. ("Archimedes") and SoundHound. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, Archimedes intends to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a proxy statement/prospectus/consent solicitation. Security holders are encouraged to carefully review such information, including the risk factors and other disclosures therein. The proxy statement/prospectus/consent solicitation will be sent to all Archimedes stockholders. Archimedes also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Archimedes are urged to read the registration statement, the proxy statement/prospectus/consent solicitation and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus/consent solicitation and all other relevant documents filed or that will be filed with the SEC by Archimedes through the website maintained by the SEC at www.sec.gov or via the website maintained by Archimedes at www.archimedesspac.com or by emailing Info@ArchimedesSPAC.com.

Participants in the Solicitation

Archimedes and SoundHound and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Archimedes's stockholders in connection with the proposed transaction. Information about Archimedes's directors and executive officers and their ownership of Archimedes's securities is set forth in Archimedes's filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus/consent solicitation regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release contains forward-looking statements, which are based on estimates, assumptions and expectations. Actual results and performance could differ materially and adversely from those expressed or implied in forward-looking statements. SoundHound does not undertake any obligation to update any forward-looking statements, except as required by law.

Contact:

SoundHound, Inc.

Lisa Flattery

(408) 441-3294

PR@SoundHound.com

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